Filed by XTO Energy Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: XTO Energy Inc.

Commission File No.: 1-10662

The following document is being mailed on or about June 9, 2010 to certain stockholders of XTO Energy Inc. as of May 3, 2010.

June 9, 2010

Dear XTO Energy Inc. Stockholder:

We have previously sent to you proxy material for the special meeting of stockholders to be held on June 25, 2010. The XTO Energy board of directors recommends that XTO Energy stockholders vote “FOR” the adoption of the merger agreement that provides for XTO Energy Inc. to become a wholly owned subsidiary of Exxon Mobil Corporation.

Your vote is important, no matter how many or how few shares you may own. To ensure that your shares are represented at the meeting, please vote today by telephone, via the internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Sincerely,

Bob R. Simpson

Chairman of the Board and Founder

REMEMBER:

You can vote your shares by telephone, or via the internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-877-750-5836.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. ExxonMobil has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a definitive proxy statement of XTO, dated May 20, 2010, and that also constitutes a prospectus of ExxonMobil. On or about May 24, 2010, XTO Energy began mailing the definitive proxy statement/prospectus to XTO stockholders of record as of the close of business on May 3, 2010. ExxonMobil and XTO Energy have also filed, and plan to continue to file, other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF XTO ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of the definitive proxy statement/prospectus and other documents containing important information about ExxonMobil and XTO through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ExxonMobil are available free of charge on ExxonMobil’s internet website at www.exxonmobil.com under the tab “investors” and then under the tab “SEC filings” or by contacting ExxonMobil’s Investor Relations Department at 972-444-1156. Copies of the documents filed with the SEC by XTO are available free of charge on XTO’s internet website at www.xtoenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting XTO’s Investor Relations Department at 817-870-2800.

ExxonMobil, XTO, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of XTO in connection with the proposed transaction. Information about the directors and executive officers of XTO is set forth in XTO’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2009, which was filed with the SEC on April 29, 2010. Information about the directors and executive officers of ExxonMobil is set forth in ExxonMobil’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and ExxonMobil’s Definitive Proxy Statement on Schedule 14A for the 2010 annual meeting of its stockholders, which were filed with the SEC on February 26, 2010 and April 13, 2010, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.